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July 8, 2010
VIA FACSIMILE AND EDGAR
Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	The GEO Group, Inc. Amendment No. 2 to Form S-4 Filed June 29, 2010 File No. 333-166525
Dear Mr. Ingram:
     On behalf of The GEO Group, Inc. (“GEO”), we hereby respond to the Staff’s comment letter, dated July 7, 2010, regarding the above referenced Amendment No. 2 to Form S-4 (“Amendment No. 2”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.
The Merger, page 30
Background of the Merger, page 31
1.	We note your response to comment two in our letter dated June 24, 2010 and your revised disclosure on page 33 that on April 2 and 9, 2010, GEO provided “the possibility that the offer could be increased by $2.00 per share depending on certain contingencies.” Please describe the “certain contingencies” to which you refer and explain why the final merger consideration did not include the additional $2.00 per share that was part of the offers made on the aforementioned dates.

Jay Ingram, Legal Branch Chief
July 8, 2010

Response:
     In response to the Staff’s comment, we propose to revise the disclosure in Amendment No. 3 to the Form S-4 to address the Staff’s comment as described below.
Background of the Merger, page 33-34 (additions reflected with an underline and deletions reflected with a strikethrough)
     On April 2, 2010, GEO submitted a written, non-binding proposal to the board of directors of Cornell pursuant to which GEO proposed to acquire all of the outstanding common stock of Cornell in exchange for either (i) stock consideration at an exchange ratio of 1.25 shares of GEO common stock for each outstanding share of Cornell common stock or (ii) a mix of cash and stock consideration equal to one share of GEO common stock plus $4.00 in cash for each outstanding share of Cornell common stock, at the election of each Cornell stockholder, with the possibility that the offer could be increased by $2.00 per share ~~depending on certain contingencies~~ contingent on the execution of an agreement to replace Cornell’s current contract with the Arizona Department of Corrections to operate the Great Plains Correctional Facility in Hinton, Oklahoma, on substantially similar terms as the contract then in effect, by the time the final joint proxy statement/prospectus was mailed to Cornell stockholders and GEO shareholders. The proposal further requested that GEO and Cornell adhere to an expedited transaction timeline and due diligence process.
     On April 9, 2010, GEO held internal discussions and conducted a detailed review of, among other things, its valuation of Cornell. Representatives of GEO subsequently contacted representatives of Moelis & Company to orally communicate that (i) GEO would revise its offer such that all of the outstanding common stock of Cornell would be exchanged for either (x) stock consideration at an exchange ratio of 1.25 shares of GEO common stock for each outstanding share of Cornell common stock or (y) a mix of cash and stock consideration equal to one share of GEO common stock plus $5.00 in cash for each outstanding share of Cornell common stock, at the election of each Cornell stockholder, with the possibility that the offer could be increased by $2.00 per share ~~depending on certain contingencies~~ contingent on the execution of an agreement to replace Cornell’s current contract with the Arizona Department of Corrections to operate the Great Plains Correctional Facility in Hinton, Oklahoma, on substantially similar terms as the contract then in effect, by the time the final joint proxy statement/prospectus was mailed to Cornell stockholders and GEO shareholders and (ii) no seats on the board of directors of GEO would be offered to Cornell as part of the transaction.
Background of the Merger, page 35 (additions reflected with an underline)
     Immediately thereafter, the board of directors of Cornell, including the members of the special committee, met with representatives of Hogan Lovells, Moelis & Company and members of Cornell senior management present to consider the proposed transaction. Mr. Hyman outlined the terms of GEO’s revised merger proposal. Representatives of Hogan Lovells advised the board of directors of its fiduciary duties and its confidentiality obligations, and also reviewed the terms of the draft merger agreement with the board of directors and answered questions from the board members about the transaction documents, including with respect to events which would trigger the payment of a termination fee by Cornell to GEO and the fiduciary duties of the Cornell board of directors in connection with the receipt of superior proposals. A representative of Moelis & Company presented its updated financial analysis of the proposed merger and explained to the members of the Cornell board of directors the mechanics of the proposed election to be made by Cornell stockholders and other details regarding the transaction structure. In connection with its deliberations, the Cornell board of directors considered written materials

Jay Ingram, Legal Branch Chief
July 8, 2010

distributed in advance of the meeting by Moelis & Company. Representatives of Hogan Lovells also reviewed with the board the final results of the due diligence conducted on GEO. The directors then engaged in a discussion with their advisors about the transaction. Following such discussion, a representative of Moelis & Company orally expressed its opinion (subsequently confirmed in writing) that as of such date, based upon and subject to the considerations, assumptions, qualifications and limitations set forth therein, the consideration to be received in the merger by the holders of shares of Cornell common stock (viewed solely in their capacities as holders of shares of Cornell common stock), was fair from a financial point of view. Mr. Hyman disclosed to the Cornell board of directors that GEO had requested him to extend by one year, contingent upon the consummation of the merger, the term of the non-competition period contained in Mr. Hyman’s employment agreement. Such extension would be made on mutually-agreeable terms to be documented after execution of the merger agreement. Mr. Hyman reviewed the proposed terms of such understanding, which had not yet been finalized, and responded to questions from the Cornell board of directors relating thereto. As of the date hereof, the parties are working to agree on definitive documentation agreeable to both parties regarding the extension of Mr. Hyman’s non-competition period. Thereafter, the special committee expressed its unanimous recommendation of the transaction to the Cornell board of directors and then the Cornell board of directors, having taken into consideration the information presented, including the opinion of Moelis & Company, approved the merger of GEO and Cornell and the merger agreement, and voted to recommend the adoption of the merger agreement to the holders of Cornell’s common stock. In reaching this conclusion, the Cornell board of directors considered that the final merger consideration offered by GEO represented GEO’s best and final offer and was higher in non-contingent consideration than any prior offer made by GEO. Due to the uncertainty of satisfying the contingency within GEO’s specified timeframe, the special committee determined that a transaction structure consisting of entirely non-contingent consideration best maximized shareholder value. Promptly following the vote of the members of the board of directors, Moelis & Company delivered its written opinion, dated April 18, 2010, a copy of which is attached hereto as Annex E.
     We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely,

AKERMAN SENTERFITT

/s/ Jose Gordo

Jose Gordo
For the Firm

cc:	Securities and Exchange Commission
    Hagen Ganem, Esq., Staff Attorney
    Jeanne Baker, Assistant Chief Accountant
    Nudrat Salik, Staff Accountant

The GEO Group, Inc.
    John J. Bulfin, Esq., Senior Vice President and General Counsel

Cornell Companies, Inc.
Cathryn L. Porter, Esq., General Counsel

Jay Ingram, Legal Branch Chief
July 8, 2010

Hogan Lovells US LLP
    Daniel Keating, Esq.
Akerman Senterfitt
    Stephen K. Roddenberry, Esq.
    Esther L. Moreno, Esq.